FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:.................................................. 926 West Sprague Avenue
                                                                                          Suite 200
                                                                                          Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934: Yes  __  No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release
May 23, 2007

GOLD RESERVE”S UNDERWRITERS EXERCISE OVER-ALLOTMENT OPTION

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results,

performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with
Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas
Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time)
significantly differ or change as a result of actual results in our expected construction and production at the
Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-
looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                        GOLD RESERVE INC.
                                                                                                              (Registrant)

                                                                                                   By: s/ Robert A. McGuinness
                                                                                                              Vice President – Finance & CFO
                                                                                                              May 23, 2007

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number                                                                                                                           Description
99.1                                                                                                                      News Release

Exhibit 99.1

                                                                                                                                                              NR-07-08

GOLD RESERVE’S UNDERWRITERS EXERCISE OVER-ALLOTMENT
                                                           OPTION

May 23, 2007 - Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) announced today that the underwriters of its May 18, 2007 public offering of Class A common shares (“Common Shares”) and senior subordinated convertible notes
(“Convertible Notes”) have exercised over-allotment options and will purchase an additional US$13,500,000 principal amount of Convertible Notes and 962,300
Common Shares at US$5.80 per share. The Convertible Notes were offered and sold to the public at their stated principal amount of US$1,000 per Convertible
Note and have a semi-annual cash interest coupon of 5.50% per year. Each
US$1,000 principal amount of Convertible Notes is convertible at the option of the holder into 132.6260 Common Shares, subject to adjustment, representing an initial conversion price of US$7.54.

The Company will receive aggregate net proceeds from the exercise of the over-
allotment options of approximately US$18 million after deducting underwriting fees and estimated expenses.

The Company intends to use the net proceeds from the offerings and the exercise of the over-allotment options to fund construction activities, equipment purchases and ongoing development of its Brisas project.

J.P. Morgan Securities Inc. and RBC Capital Markets acted as joint book running managers for the offerings with Cormark Securities Inc. acting as co-manager.

Copies of the prospectuses relating to the Convertible Notes and the Common
Shares may be obtained from the underwriters or their respective U.S. or
Canadian affiliates as follows: J.P. Morgan Securities Inc. at National Statement
Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn,
NY 11245, telephone: 718-242-8002; RBC Capital Markets - in Canada, call 416-
842-5345, in the U.S., RBC Capital Markets Corporation, Attention: Prospectus
Department, One Liberty Plaza, 165 Broadway, New York, NY, 10006, (fax
requests - 212-428-6260); or Cormark Securities Inc. - in Canada, call 416-943-
6405, in the U.S., call 1-800-461-2275.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company has been engaged in the business of exploration and development of mining projects since 1956, and is presently focusing its management and financial resources on its most significant asset, the Brisas gold and copper project, located in Bolivar State, Venezuela.

Certain statements included herein, including those that express management’s expectations or estimates of our future performance, constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform
Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve’s filings with the U.S. Securities and Exchange Commission at www.sec.gov and the
Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

On behalf of the Board of Directors
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634